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Exhibit (a)(1)(f)

FORM OF
PROMISE TO MAKE CASH PAYMENT

TO:

        In exchange for your agreement to amend your eligible options as indicated by your election form, Aon hereby promises to pay you a cash payment for them as described on the schedule attached hereto. This payment will not be subject to any vesting conditions or otherwise be subject to forfeiture.

        The payment will be paid, less applicable tax withholding, on the first regular payroll date in January 2008.

        The payment due to you is shown on the attached schedule.

        This Promise to Make Cash Payment is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Amend the Exercise Price of Certain Options (the "Offer to Amend") dated August 15, 2007; (2) the related memorandum from Jeremy Farmer, Senior Vice President and Head of Human Resources, dated August 15, 2007; (3) the election form; and (4) the withdrawal form (collectively, the "Offer Documents"), all of which are incorporated herein by reference. This Promise, the Offer Documents and the Amendment to Stock Option Agreements reflect the entire agreement between you and Aon with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Aon.

AON CORPORATION

By:

Date:

Title:

1

Schedule of Payment

Amended Option Number		Payment

	TOTAL:	$

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FORM OF PROMISE TO MAKE CASH PAYMENT
Schedule of Payment